FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

March 1, 2010

Item 3: News Release:

A news release dated and issued on March 1, 2010 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Appoints New Vice President of Exploration

Item 5: Full Description of Material Change:

March 1, 2010 Vancouver, Canada - Pacific North West Capital Corp. (“PFN” the “Company”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce the appointment of Anthony Kovacs as Vice President, Exploration.

Mr. Kovacs has over 15 years experience in mineral exploration and development. Most recently Mr. Kovacs was Managing Director of the Vanadis Group of companies; private subsidiaries of Adriana Resources Inc. Anthony held the title of Exploration Manager at Adriana Resources. In this role, Mr Kovacs focused his efforts on evaluating and acquiring advanced stage iron-ore and ferro-alloy projects in Europe, North America, Brazil and Africa.  His work included community and government relations for Adriana’s advanced projects in Quebec and Finland. Prior to Adriana, Mr. Kovacs was Project Geophysicist for Anglo American (Canada) where he specialized in Nickel, Copper and Platinum Group Element deposits in numerous exploration projects around the world. Mr Kovacs' earlier work involved applying geophysical technologies and 3-dimensional visualizations to ore deposit models for exploration target development while working for numerous junior companies on a variety of target types.

In addition, Ali Hassanallizadeh, MSc, MBA has been hired as Senior Geologist/Project Manager. Mr. Hassanalizadeh is a senior geologist with more than 16 years experience in all aspects of mineral exploration and project management. He graduated in geology in 1991 and completed his M.Sc. in Petrology in 1995. He recently completed an MBA at Queen’s University, building on his experiences as a Project Geologist at CanAlaska Uranium. Prior to this Ali spent over 12 years with KCE, a diversified exploration and mining services organization in Iran.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Linda Holmes, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 1st day of March 2010.